CANADIAN NATURAL RESOURCES LIMITED
PRICES C$800 MILLION IN 3 AND 7 YEAR MEDIUM-TERM NOTES
CALGARY, ALBERTA – NOVEMBER 12, 2020 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on November 12, 2020, it priced the following medium term notes which were sold to investors in Canada:

Note / Coupon	Principal	Maturity	Price per Note	Yield to Maturity
3 year / 1.45%	$500,000,000	November 16, 2023	C$99.886	1.489%
7 year / 2.50%	$300,000,000	January 17, 2028	C$99.982	2.503%

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. acted as joint lead agents and joint book-runners for the offering of the medium-term notes. CIBC World Markets Inc., acted as joint lead agent and AltaCorp Capital Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc. and National Bank Financial Inc. acted as co-agents for the offering of the medium-term notes.

The net proceeds received by Canadian Natural from the issuance and sale of the Notes will be used primarily for refinancing Canadian Natural’s outstanding indebtedness and for general corporate purposes, which may include financing our capital expenditure program and working capital requirements. The net proceeds that are not utilized immediately may be invested in short-term marketable securities. The medium-term notes were issued under the Company’s Canadian base shelf prospectus dated July 24, 2019 that allows for the issuance of debt securities in an aggregate principal amount of up to C$3.0 billion. The offering is targeted to close on November 16, 2020, subject to customary closing conditions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com